Exhibit 99.(IV)

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                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                                      PROXY
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                  Annual Meeting of Stockholders April 14, 2004

      The undersigned, revoking all previous proxies, hereby appoints Santiago Perdomo Maldonado, Will C. Wood and Mario Covo, or any one of them, as proxy holder in place of such person, in each case with full power of substitution and all of the powers which the undersigned would possess if present in person, to vote all shares of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Bank to be held at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, on April 14, 2004 at 10:00 am. (Panamanian time), and at any adjournments thereof.

      Unless otherwise specified in the squares provided, the undersigned's vote will be cast FOR Proposals (1), (2) and (3) and in the proxy holders' discretion with respect to any other matter which may properly come before the Annual Meeting of Stockholders.

      When this proxy is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Banks audited financial statements for the fiscal year ended December 31, 2003; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2004; FOR (i) the election of each of the nominees Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares, and (ii) the election of the nominee Jaime Rivera as director to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

(Continued and to be dated and signed on the reverse side.)

To change your address, please mark this box. |_|

                                    BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
                                    P.O. BOX 11359
                                    NEW YORK, N.Y. 10203-0359
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|_|                        v DETACH PROXY CARD HERE v
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   PLEASE SIGN AND
   RETURN PROMPTLY                                              |X|
   IN THE ENCLOSED                                     Votes must be indicated
   ENVELOPE.                                           (x) in Black or Blue ink.

                                                      FOR   AGAINST   ABSTAIN

1. Approval of the Bank's audited financial           |_|     |_|       |_|
   statements for the fiscal year ended
   December 31, 2003.

2. Appointment of KPMG Peat Marwick as the Bank's     |_|     |_|       |_|
   independent auditors for the fiscal year ending December 31, 2004.

3. ELECTION OF DIRECTORS

   FOR               WITHHOLD
   ALL   |_|         FOR ALL   |_|        EXCEPTIONS*   |_|

Election of three Class E Directors:

Nominees: Herminio Blanco, William Hayes, Alexandre Lodygensky

Election of one Director to represent the holders of all classes of shares of the Bank's Common Stock:

Nominee: Jaime Rivera

*Exceptions ___________________________________________________

(Instructions: To withhold authority to vote for any individual nominee, mark the "Exceptions*" box and write that nominee's name on the above blank line.)

4. In the proxy holders' discretion, with respect to any other business which may properly come before the Annual Meeting of Stockholders or any adjournments thereof.

   [ SCAN LINE ]

When this proxy card is properly executed and returned, the shares it represents will be voted as directed. If no specification is made, this proxy will be voted FOR approval of the Bank's audited financial statements for the fiscal year ended December 31, 2003; FOR the appointment of KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2004; FOR (i) the election of the nominees Herminio Blanco, William Hayes and Alexandre Lodygensky as directors to represent the holders of the class E shares, and (ii) the election of the nominee Jaime Rivera as director to represent the holders of all classes of shares of the Bank's common stock; and in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting of Stockholders.

___________   __________________________________   _____________________________
Date          Share Owner sign here                Co-Owner sign here